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                              LETTER OF INTENT


1. Distributorship - "Active" line of products: TRC Fitness will have the right to sell and distribute the complete "Active" line of products to Canadian mass merchants, department stores, fitness stores, sporting goods stores, health food stores, bike shops, running rooms and all TV media. TRC Fitness will have exclusive Canadian distribution rights of the "Active" line of products for 90 days commencing the date a final contract is signed.

2. Exclusive Distributorship - Body Break & Reebok OEM products: TRC Fitness will have the exclusive right to sell all Body Break & Reebok OEM products to all Canadian and International markets. Through this arrangement TRC Fitness will control the rights of the products.

3. Purchase of Product - "Active" line of products: TRC Fitness shall purchase all products directly from LaserMedia. TRC Fitness shall be responsible for payment of duties, taxes and other related charnges. TRC Fitness will receive all products at a cost that allows for a 30% margin for TRC Fitness and a 40% margin for all retailers.

4. Purchase of Products - Body Break and Reebok OEM products: LaserMedia will supply all Body Break and Reebok OEM products to TRC Fitness at absorbed manufacturing costs.

5. Development Costs - "Active" line of products: Lasermedia will be responsible for all development/product modification costs associated with the "Active" line of products.

6. Development Costs - Body Break and Reebok OEM products: TRC Fitness will be responsible for all development/product modification costs associated with the Body Break and Reebok OEM products.

7. Marketing - "Active" line of products: Lasermedia will be responsible for all marketing costs for the "Active" product line. These costs include, but are not limited to, advertising, promotions, trade shows, coupons, direct mail, product seeding, etc. TRC Fitness will be responsible for all sales costs including co-op advertising, in-store promotions, listing fees and vendor agreement costs.

8. Marketing - Body Break and Reebok OEM products: TRC Fitness will be responsible for all marketing and sales costs of Body Break and Reebok OEM products.

9. Terms of Agreement: The Distributorship Agreement will have an initial term of two years. The agreement will be automatically renewed every two years as long as performance levels are met by TRC Fitness.

10. Performance: Distributorship Agreement shall remain in effect and will automatically be renewed provided sales levels are maintained. No performance criteria will be established for Body Break and Reebok OEM products. Performance criteria based on unit sales will be developed for the "Active" line of products.

11. Sales Incentives: LaserMedia will be responsible for the payment of all sales incentives for the "Active" product line to TRC Fitness employees.

This letter of intent is valid for 30 days, in this time period a final contract must be signed or the letter of intent become void.


/s/ Tony Caparotta    May 7, 1998
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    Tony Caparotta         Date


/s/ Brian Gibson      May 7, 1998
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    Brian Gibson           Date